February 28, 2020

Kent Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
4742 North 24th Street, Suite 300
Phoenix, AZ 85016

       Re: Alpine 4 Technologies Ltd.
           Registration Statement on Form S-1 filed February 18, 2020 File No. 333-23474

Dear Mr. Wilson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 18, 2020

General

1. We note your acquisitions of Excel Fabrication, LLC, Morris Sheet Metal Corp, and
       American Precision Fabricators. Please tell us how you considered the guidance in Rules
       8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of these acquired businesses and the related pro forma financial statements reflecting these acquisitions should be included in this filing pursuant to Item 11 and provide your supporting calculations. Alternatively, revise the filing to include the required information.
2. In a related matter, tell us how you have complied with the requirements of Items 2.01 and
       9.01 of Form 8-K as they relate to your acquisitions of Excel Fabrication, LLC, Morris
       Sheet Metal Corp, and American Precision Fabricators.
 Kent Wilson
Alpine 4 Technologies Ltd.
February 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551 with any questions.



FirstName LastNameKent Wilson                              Sincerely,
Comapany NameAlpine 4 Technologies Ltd.
                                                           Division of
Corporation Finance
February 28, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName